UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of September 2025

Commission File Number: 001-15102

Embraer S.A.

Avenida Dra. Ruth Cardoso, 8501,

30th floor (part), Pinheiros, São Paulo, SP, 05425-070, Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Announcement by Embraer S.A. of Increase of the Maximum Tender Amount of

Offers to Purchase for Cash Certain Outstanding Securities

São Paulo, September 23, 2025 – Embraer S.A. (“Embraer”) (NYSE: ERJ) announces that Morgan Stanley & Co. LLC (the “Offeror”), with respect to its previously announced cash tender offers (each offer, an “Offer” and, collectively, the “Offers”) of outstanding (i) 6.950% senior unsecured guaranteed notes due 2028 (the “2028 Notes”) and (ii) 7.000% senior unsecured guaranteed notes due 2030 (the “2030 Notes” and, together with the 2028 Notes, the “Notes”), in each case, issued by Embraer Netherlands Finance B.V. and guaranteed by Embraer, subject to the conditions set forth in the offer to purchase, dated September 22, 2025 (the “Offer to Purchase”), that it has increased the Maximum Tender Amount of the Offers.

As previously announced by Embraer, it successfully priced an offering of US$1,000,000,000 aggregate principal amount of 5.400% senior unsecured guaranteed notes due 2038 (the “New Notes”).

Accordingly, subject to the terms and conditions of the Offers as set forth in the Offer to Purchase, the Offeror has increased the Maximum Tender Amount, from (a) an aggregate principal amount of Notes that will not result in an Aggregate Purchase Price exceeding US$750,000,000 (subject to increase or decrease by the Offeror in its sole discretion, the “Original Maximum Tender Amount”) to (b) an aggregate principal amount of Notes that will not result in an Aggregate Purchase Price exceeding US$1,000,000,000 (subject to increase or decrease by the Offeror in its sole discretion, the “New Maximum Tender Amount”).

Except as described above in respect of the New Maximum Tender Amount, the terms of the Offers remain unchanged, including, without limitation, the Early Tender Date, the Withdrawal Date, the Early Settlement Date, the Expiration Date and the Final Settlement Date, each as defined in the Offer to Purchase. Holders who have previously validly tendered (and not withdrawn) their Notes will not need to re-tender their Notes to be eligible to receive the Total Consideration.

Capitalized terms used in this press release but not otherwise defined shall have the meanings given to them in the Offer to Purchase.

Information on the Offers

The Offers are scheduled to expire at 5:00 p.m., New York City time, October 21, 2025, unless extended or earlier terminated by the Offeror in its sole discretion (such time and date, as it may be extended or earlier terminated (the “Expiration Date”). Holders of Notes who validly tender (and do not validly withdraw) their Notes at or prior to 5:00 p.m., New York City time, on October 3, 2025, unless extended or earlier terminated by the Offeror in its sole discretion (such time and date, as it may be extended or earlier terminated, the “Early Tender Date”) will be eligible to receive the Total Consideration for the Notes. Holders of Notes who validly tender their Notes after the Early Tender Date but at or prior to the Expiration Date in the manner described in the Offer to Purchase will not be eligible to receive the Early Tender Payment and will, therefore, only be eligible to receive the Tender Consideration. Validly tendered Notes may be validly withdrawn at any time prior to the Early Tender Date but not thereafter, except as the Early Tender Date may extended or earlier terminated by the Offeror in its sole discretion.

Subject to the New Maximum Tender Amount, the amount of a series of Notes that are accepted for purchase in the Offers on any Settlement Date (as defined herein) will be based on the order of priority (the “Acceptance Priority Level”) for such series of Notes set forth in the Offer to Purchase, subject to the proration arrangements applicable to the Offers and as otherwise described in the Offer to Purchase.

The “Total Consideration” payable per US$1,000 principal amount of Notes validly tendered and accepted for purchase pursuant to the Offers, will be determined in the manner described in the Offer to Purchase by reference to the applicable Fixed Spread for such Notes specified in the Offer to Purchase plus the applicable yield based on the bid-side price of the applicable U.S. Treasury Reference Security specified in the Offer to Purchase at 10:00 a.m., New York City time, on the Price Determination Date. The “Tender Consideration” equals the Total Consideration minus the Early Tender Payment.

If the aggregate principal amount of the Notes validly tendered (and not validly withdrawn) at or prior to the Early Tender Date or the Expiration Date exceeds the New Maximum Tender Amount, a prorated amount of the Notes validly tendered (and not validly withdrawn) by holders of the Notes at or prior to the Early Tender Date or the Expiration Date, as the case may be, will be accepted for purchase.

Settlement

Holders of the Notes that have validly tendered and not validly withdrawn their Notes at or prior to the Early Tender Date and whose Notes are accepted for purchase shall, if the Offeror so elects, receive the Total Consideration on the early settlement date, which date is expected to occur two business days following the Early Tender Date (the “Early Settlement Date”). If the Offeror does not, in its sole discretion, elect to pay for such tendered Notes prior to the Expiration Date, then the Early Settlement Date will be the same as the final settlement date, which date is expected to occur two business days following the Expiration Date (the “Final Settlement Date” and, together with the Early Settlement Date, each a “Settlement Date”).

For More Information

The terms and conditions of the Offers are described in the Offer to Purchase, as amended by this press release. Copies of the Offer to Purchase are available at www.dfking.com/embraer and by request to D.F. King & Co., Inc., the tender agent and information agent for the Offers (the “Tender and Information Agent”). Requests for copies of the Offer to Purchase should be directed to the Tender and Information Agent at +1 (800) 488-8095 (toll free) and +1 (646) 665-7701 (collect) or by e-mail to embraer@dfking.com.

The Offeror reserves the right, in its sole discretion, not to accept any tenders of Notes for any reason. The Offeror is making the Offers only in those jurisdictions where it is legal to do so.

Morgan Stanley & Co. LLC is acting as dealer manager (the “Dealer Manager”) in connection with the Offers. The Dealer Manager can be contacted at their telephone numbers set forth on the back cover page of the Offer to Purchase with questions regarding the Offers.

Disclaimer

None of the Offeror, Embraer, the Dealer Manager, the Tender and Information Agent, the trustee for the Notes, or any of their respective affiliates, is making any recommendation as to whether holders should or should not tender any Notes in response to the Offers or expressing any opinion as to whether the terms of the Offers are fair to any holder. Holders of the Notes must make their own decision as to whether to tender any of their Notes and, if so, the principal amount of Notes to tender. Please refer to the Offer to Purchase, as amended by this press release, for a description of the offer terms, conditions, disclaimers and other information applicable to the Offers.

The Offers are being made solely by means of the Offer to Purchase, as amended by this press release. The Offers are not being made to holders of the Notes in any jurisdiction in which the making or acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction. In those jurisdictions where the securities, blue sky or other laws require any tender offer to be made by a licensed broker or dealer, the Offers will be deemed to be made on behalf of Embraer by the Dealer Manager or one or more registered brokers or dealers licensed under the laws of such jurisdiction.

This press release may contain forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, including those related to the Offers. Forward-looking information involves important risks and uncertainties that could significantly affect anticipated results in the future, and, accordingly, such results may differ from those expressed in any forward-looking statements.

Embraer S.A.

Antonio Carlos Garcia

Head of Investor Relations

+55 (11) 3040-6874

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 23, 2025

Embraer S.A.

By:	/s/ Antonio Carlos Garcia
Name: Antonio Carlos Garcia
Title: Executive Vice President of Finance and Investor Relations